Exhibit 99.2

 Search Adobe.com... Your account Contact United States (Change) Solutions Products Support Communities Company Downloads Stores Home / About Adobe / Investor Relations / Adobe to Acquire Omniture On Sept. 15, 2009, Adobe Systems Incorporated (Nasdaq:ADBE) and Omniture, Inc. (Nasdaq:OMTR) announced the two companies have entered into a definitive agreement for Adobe to acquire Omniture in a transaction valued at approximately $1.8 billion on a fully diluted equity-value basis. Under the terms of the agreement, Adobe will commence a tender offer to acquire all of the outstanding common stock of Omniture for $21.50 per share in cash. Adobe’s acquisition of Omniture furthers its mission to revolutionize the way the world engages with ideas and information. By combining Adobe’s content creation tools and ubiquitous clients with Omniture’s Web analytics, measurement and optimization technologies, Adobe will be well positioned to deliver solutions that can transform the future of engaging experiences and e-commerce across all digital content, platforms and devices. The combination of the two companies will increase the value Adobe delivers to customers. For designers, developers and online marketers, an integrated workflow—with optimization capabilities embedded in the creation tools—will streamline the creation and delivery of relevant content and applications. This optimization will enable advertisers and advertising agencies, publishers, and e-tailers to realize greater ROI from their digital media investments and improve their end users’ experiences. RESOURCES PRESS RELEASE Adobe to Acquire Omniture (PDF: 40k ) FACT SHEET AND FAQS Adobe and Omniture Facts-at-a-Glance (PDF: 61k ) Adobe and Omniture FAQs (PDF: 38k ) SEC FILINGS Adobe SEC filings Omniture SEC filings Adobe is required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations: ADDITIONAL INFORMATION AND WHERE TO FIND IT At the time the tender offer is commenced, a subsidiary of Adobe intends to file with the SEC and mail to Omniture’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Omniture intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about Adobe, Omniture, the transaction and other related matters. Investors and stockholders are urged to read each of these documents carefully when they are available. Investors and stockholders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Adobe and Omniture through the web site maintained by the SEC at www.sec.gov In addition, investors and stockholders will be able to obtain free copies of these documents by contacting the Investor Relations departments of Adobe or Omniture. Investor relations home Corporate governance Section 16 reporting Financial documents Press releases Financial calendar Analyst coverage Frequently asked questions Executive profiles Investor conferences/Webcasts Careers Online Privacy Policy Terms of Use Contact us Accessibility Report piracy Permissions and trademarks Product license agreements Send feedback Copyright © 2009 Adobe Systems Incorporated. All rights reserved. Use of this website signifies your agreement to the Terms of Use and Online Privacy Policy (updated 07-14-2009). Search powered by Google™